                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No.  )*

                            Women.com Networks, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock,
                           $0.001 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46588H-10-5
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                  Douglas W. McCormick, Chief Executive Officer
                                  iVillage Inc.
                               512 Seventh Avenue
                               New York, NY 10018
                                 (212) 600-6000


                                 with a copy to:

                           Richard Vernon Smith, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                             San Francisco, CA 94111
                                 (415) 392-1122
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 5, 2001
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                               Page 2 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------


1               NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                IVILLAGE INC.
                13-3845162

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2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
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3               SEC USE ONLY

-------------------------------------------------------------------------------
4               SOURCE OF FUNDS*
                OO

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5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(e)                         / /

-------------------------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION
                DELAWARE

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               7       SOLE VOTING POWER
                       -0-

 NUMBER OF     ----------------------------------------------------------------
   SHARES      8       SHARED VOTING POWER
BENEFICIALLY           21,576,447(1)
  OWNED BY
    EACH       ----------------------------------------------------------------
 REPORTING     9       SOLE DISPOSITIVE POWER
  PERSON               -0-
   WITH        ----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER
                       -0-

-------------------------------------------------------------------------------
 11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                21,576,447(1)

-------------------------------------------------------------------------------
 12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                 / /

-------------------------------------------------------------------------------
 13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                45.66%(2)

-------------------------------------------------------------------------------
14              TYPE OF REPORTING PERSON*
                CO

-------------------------------------------------------------------------------

---------------
(1)  See Items 4 and 5 hereof.
(2) Calculation is based on a total number of outstanding shares (47,249,399) as of February 5, 2001, as represented by the Issuer in Exhibit 2 attached hereto.

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                                                               Page 3 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------


Item 1 - Security and Issuer

         This statement on Schedule 13D (this "SCHEDULE 13D") relates to the shares of common stock, $0.001 par value per share ("COMMON STOCK" or "SHARES"), of Women.com Networks, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404-2471.

Item 2 - Identity and Background

         (a), (b) and (c). This Schedule 13D is filed by iVillage Inc., a Delaware corporation ("PARENT"). Parent is a publicly traded company which is an online women's network for practical solutions and everyday support of women's needs. The principal business address of Parent is 512 Seventh Avenue, New York, New York 10018. Attached hereto as Exhibit 1 is a list of all executive officers and directors of Parent, including the principal business address, the principal occupation or employment of each.

         (d) and (e). During the five years prior to the date hereof, neither Parent nor, to its knowledge, any executive officer or director of Parent (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). Parent is organized under the laws of Delaware. Each director and executive officer of Parent is a citizen of the United States.

Item 3 - Source and Amount of Funds or Other Consideration

         Parent expects to issue up to 15,214,307 shares of its common stock, $.01 par value per share ("PARENT COMMON STOCK"), and cash to acquire all the outstanding Shares. See Item 4. The cash payable in the acquisition will be paid out of Parent's cash on hand.

Item 4 - Purpose of Transaction

         On February 5, 2001, Parent, Stanhope Acquisition Sub, LLC ("MERGER SUB"), a Delaware limited liability company and wholly owned subsidiary of Parent, and the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). The Merger Agreement provides for a taxable merger of Merger Sub with and into the Company (the "MERGER"), with the Company continuing as the surviving corporation (the "SURVIVING CORPORATION"). The certificate of merger filed in Delaware to effect the Merger will provide that a restated certificate of incorporation, as amended and restated, will become the certificate of incorporation of the Surviving Corporation. The bylaws of the Surviving Corporation will be those of the Company. The directors and officers of the Merger Sub will become the directors and officers of the Company after the Merger. Following the Merger, the Company will become a wholly-owned subsidiary of Parent and the Common Stock will be delisted from the Nasdaq National Market.

         At the effective time of the Merger, each Share issued and outstanding immediately before such time (other than Shares held by the Company, Parent or Merger Sub, which will be canceled and retired) will be converted into 0.322 (the "EXCHANGE RATIO") shares of Parent common stock and the right to receive cash equal to 1% of the product of the average of the high and low prices of a share of Parent common stock on the Nasdaq on the closing date multiplied by
 .322, as such ratio may be reduced pursuant to the Merger Agreement. The Exchange Ratio may decrease if the Company does not have $12,000,000 of working capital and $20,000,000


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                                                               Page 4 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------

of cash at the end of March 31, 2001. If the actual cash and working capital of the Company at the end of March 31, 2001 is $2,000,000 less than the expected cash and working capital, then the Exchange Ratio will be adjusted downward. Hearst Communications, Inc., the largest stockholder of the Company and a Delaware corporation ("HEARST"), would have the option to purchase additional shares of Parent Common Stock in an amount equal to the amount of the shortfall up to $2,000,000 divided by $1.78. If the shortfall is more than $2,000,000, but less than $4,000,000, then Hearst must purchase shares pursuant to the Merger Agreement for the amount of the shortfall which exceeds $2,000,000, and Hearst will have the option to purchase shares with respect to the additional $2,000,000 shortfall amount. If the shortfall is more than $4,000,000 as of March 31, 2001 or the Company's cash on hand immediately prior to the closing is not equal to or greater than the difference between the amount of cash on March 31, 2001 minus the product of $166,666 multiplied by the number of days elapsed from March 31, 2000 to the date which is one day prior to the date of the closing of the Merger, or working capital immediately prior to the closing is materially less than the difference between the amount of working capital as at March 31, 2001 minus the reduction in the Company's cash on hand since March 31, 2001, Parent may terminate the Merger Agreement.

         Certificates for fractional shares of Parent Common Stock will not be issued in the Merger. The Company's stockholders who would otherwise receive fractional shares will, instead, be entitled to receive a cash payment equal to the value of these fractional share interests, determined by multiplying (i) the per share closing price of Parent Common Stock on the closing date by (ii) the fraction of the share of Parent Common Stock to which the holder would otherwise have been entitled.

         At the effective time of the Merger, each outstanding stock option granted or issued under the Company's stock option plans in effect on the date of the Merger Agreement will be converted into a stock option to acquire Parent common stock, with appropriate adjustments to reflect the Exchange Ratio.

         Pursuant to the Merger Agreement, the Company and its directors, officers, employees and representatives are prohibited from negotiating with, soliciting offers from, or providing information to any third party with respect to any "Acquisition Proposal" (generally, any proposal or offer to acquire 20% or more of the assets of the Company and its subsidiaries or 20% or more of the voting power of the Company Common Stock or any merger or other business combination). However, if within 60 days of the date of the Merger Agreement (i.e., February 5, 2001) (or, if earlier than the end of such 60-day period, no later than the date of the stockholders' meeting held to vote on the Merger), the Company's Board of Directors, in exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board may, in response to a "Superior Proposal" that did not result in a breach of the foregoing prohibition, furnish information to, and engage in negotiations with, the proponent of such Superior Proposal. The Merger Agreement generally defines a Superior Proposal as an Acquisition Proposal relating to substantially all the assets of the Company or 80% of the Company Common Stock which is on terms which the Board determines in good faith (x) to be more favorable from a financial point of view to the stockholders of the Company than the Merger, (y) is reasonably capable of being completed and (z) for which financing, to the extent required, is then committed or can be obtained.

         In accordance with the Merger Agreement, the Board of Directors of the Company has unanimously adopted resolutions approving, and recommending that the Company's stockholders approve and adopt, the Merger Agreement and the Merger. The Merger Agreement generally prohibits the Board from withdrawing or modifying, in either case in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement. If, within 60 days of the date of the Merger Agreement (or, if earlier than the end of such 60-day period, no later than the date of the stockholders' meeting held to vote on the Merger), the Board, in the exercise of its fiduciary duties, reasonably determines in good faith that the Board is required to do so to comply with its


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                                                               Page 5 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------


fiduciary duties to the Company's stockholders under applicable law, the Board may, in response to a "Superior Proposal" that did not result in a breach of the prohibitions described in the preceding paragraph, and after providing Parent with at least 72 hours advance notice of its decision to take such action, the Board may modify or propose publicly to modify, in a manner adverse to Parent, its approval or recommendation of the Merger or the Merger Agreement.

         If Parent terminates the Merger Agreement because the Company withdraws or modifies its recommendation for approval of the Merger or approves or recommends an Acquisition Proposal (provided that it may recommend a Superior Proposal, as indicated in the previous paragraph), the Company is obligated to pay Parent a termination fee of $1,000,000 ("TERMINATION FEE").

         If Parent terminates the Merger Agreement because the Company stockholders do not approve of the Merger, the Company is obligated to pay Parent the Termination Fee; if the Company terminates the Merger Agreement because the Parent stockholders do not approve of the Merger, Parent is obligated to pay the Company the Termination Fee.

         In contemplation of entering into the Merger Agreement, Parent and Hearst entered into a certain stockholder voting agreement (the "VOTING AGREEMENT") and a securities purchase agreement (the "SECURITIES PURCHASE AGREEMENT") both of which are dated as of February 5, 2001.

VOTING AGREEMENT

         The Voting Agreement obligates Hearst to vote its shares in favor of the approval and adoption of the Merger Agreement and each of the other transactions contemplated in the Merger Agreement, including the Merger and against:

         o any action or agreement that would result in a breach by the Company under the Merger Agreement;

         o any extraordinary corporate transaction involving the Company, such as a merger, consolidation or other business combination;

         o a sale, lease or transfer of a material amount of assets of the Company or a reorganization, recapitalization, dissolution or liquidation of the Company;

         o any change in the board of directors of the Company;

         o any amendment of the certificate of incorporation of the Company; or

         o any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially and adversely affect the contemplated benefits to Parent of the Merger and the other transactions contemplated by the Merger Agreement.

         Hearst has also agreed that it will not, directly or indirectly:

         o solicit, initiate or encourage (including by way of furnishing information) or otherwise take any action to facilitate, a competing acquisition proposal relating to the Company; or


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                                                               Page 6 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------

         o participate in any discussions or negotiations regarding any proposal that constitutes, or that may lead, to a competing acquisition proposal.

         Hearst has also agreed not to authorize or permit any of its officers, directors, employees, agents or representatives to engage in these activities and to keep Parent informed of the status and details of any requests, competing acquisition proposals or inquiries.

SECURITIES PURCHASE AGREEMENT

         Pursuant to the Securities Purchase Agreement, Hearst has agreed to purchase up to 9,324,000 shares of Parent Common Stock and a warrant (with an exercise price of $0.01 per share) to purchase up to 2,100,000 shares of Parent Common Stock for an aggregate purchase price of up to $20,000,000. Pursuant to this agreement, Parent has agreed to conduct a registered rights offering (the "RIGHTS OFFERING") whereby all stockholders of the Company will be given the right to purchase their pro-rata portion (based upon their ownership of the outstanding Shares) of the shares of Parent Common Stock and warrant covered by the Securities Purchase Agreement. Hearst has agreed to reimburse Parent for expenses related to the Rights Offering that exceed $100,000. The number of shares of Parent Common Stock to be purchased by Hearst under the Securities Purchase Agreement, as well as the number of shares of Parent Common Stock underlying the warrant, will be reduced on a one-for-one basis by the number of shares and warrant shares purchased by the Company stockholders (other than Hearst) in the Rights Offering, and the aggregate purchase price payable by Hearst will be reduced by the amount received by Parent from the Company stockholders (other than Hearst) in the Rights Offering. The closing of the transactions contemplated by the Securities Purchase Agreement will occur concurrently with the closing of the Merger and after the satisfaction or waiver of the conditions thereto.

STOCKHOLDER AGREEMENT

         Upon Hearst's purchase of Parent Common Stock pursuant to the Securities Purchase Agreement, Parent and Hearst will enter into a Stockholder Agreement. This agreement relates to all voting securities of Parent owned by Hearst on the date of execution, plus all voting securities subsequently acquired by Hearst. Under the Stockholder Agreement, Hearst and its affiliates may not acquire and hold greater than 35% ("MAXIMUM INTEREST") of the voting power of Parent without a Consenting Vote of the Board of Directors. A "Consenting Vote" is defined as the approval of the Board which shall include all of the non-Hearst directors present at the meeting. If Hearst acquires more than 35% of the voting power of Parent, Parent may require Hearst to sell the portion exceeding that percentage to Parent or to third parties at Parent's election.

         Hearst also may not initiate or engage in proxy solicitations, solicit stockholders or induce others to do so, initiate stockholder proposals or tender offers, call stockholders' meetings, act by written consent or place any voting securities in a voting trust or other voting agreement without a Consenting Vote.

         Shares or Parent Common Stock owned by Hearst in excess of 25% of the outstanding voting securities of Parent (the "RESTRICTED BLOCK") must be present in person or by proxy at all stockholder meetings so that such shares may be counted for purposes of quorum. Hearst, as a stockholder, must vote the Restricted Block as recommended by Consenting Vote.

         Effective upon the closing of Hearst's purchase of Parent Common Stock pursuant to the Securities Purchase Agreement, the Stockholder Agreement requires Parent to expand its Board of Directors to ten members. Also at such time, Parent will appoint three Hearst designees to different classes of the Board and Parent will appoint a sufficient number of directors to the Board so that five are Independent Directors. An "Independent

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                                                               Page 7 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------


Director" is defined as any person who is not and has not been for the past three years a Hearst designee or an employee of Parent or its subsidiaries. So long as Hearst holds at least 10% of the voting securities of Parent, Parent's nominating committee must recommend the following number of Hearst designees to be included in the slate of nominees for election as directors to a single class of directors: (i) as long as Hearst holds at least 80% of the Maximum Interest in Parent, Hearst may designate three nominees; (ii) as long as Hearst holds at least 66% (but less than 80%) of the Maximum Interest in Parent, Hearst may designate two nominees; (iii) as long as Hearst holds at least 10% of the voting securities of Parent, Hearst may designate one nominee. Parent will appoint one Hearst designee to each of the compensation committee and the nominating committee.

         If after the election of these directors the number of voting securities held by Hearst decreases below these thresholds, any excess directors must immediately resign. If the number of voting securities held by Hearst falls below 10% of Parent's voting securities, all Hearst designated board members must immediately resign and all quorum and voting obligations cease. However, should the number of voting securities held by Hearst rise again above 10% of Parent's voting securities, all rights and obligations under the Stockholder Agreement revive for the duration of the term of the Stockholder Agreement.

         Except for certain permitted transactions, Hearst may not transfer any voting securities of Parent without a Consenting Vote. Hearst may transfer voting securities to its affiliates provided that the affiliates agree to be bound by the Stockholder Agreement. In the event that Hearst ceases to own or control at least 80% of the affiliate, the affiliate will lose all ownership and voting rights in the voting securities and must transfer them back to Parent. Hearst may make the following transfers of voting securities without Consenting
Vote: pledges pursuant to bona fide loan transactions, gifts, and transfers to third parties which will not result in such third-parties holding more than 10% of Parent's voting securities. In the case of pledges and gifts, Hearst must notify Parent in advance and the transferee must agree to be bound by the Stockholder Agreement.

         The Stockholder Agreement expires five years after execution unless earlier terminated by mutual written consent of Parent and Hearst. Upon termination, any Hearst designees serving on the Board of Directors must resign immediately.

         The foregoing summary of the Merger Agreement, Voting Agreement and Securities Purchase Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

         Except as indicated in this Schedule 13D, Parent currently does not have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5 - Interest in Securities of the Issuer

         (a). As a result of entering into the Voting Agreement, Parent may be deemed to own beneficially 21,576,447 shares, or approximately 45.66% of the issued and outstanding Shares as of February 5, 2001. Parent does not currently own any shares. Except as set forth in this Schedule 13D, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

         (b).  Not applicable.

         (c).  Not applicable.

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                                                               Page 8 of 8 Pages


                                  SCHEDULE 13D

CUSIP No. 46588H-10-5
-------------------------

         (d).  Not applicable.

         (e).  Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described in this Schedule 13D, neither Parent nor, to the knowledge of Parent, any executive officer or director of Parent, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement and the other agreements attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

Item 7 - Material to be Filed as Exhibits

         Exhibit 1    Executive Officers and Directors of Parent.

         Exhibit 2 Agreement and Plan of Merger, dated as of February 5, 2001, among Parent, Merger Sub and the Company (the disclosure letters to such agreement are not filed herewith and the contents thereof are listed on the last page of Exhibit 2. The reporting person hereby undertakes to furnish supplementally a copy of any omitted portion of the disclosure letters to the Securities and Exchange Commission upon request).

         Exhibit 3 Stockholder Voting Agreement, dated February 5, 2001, by and between Parent and Hearst.

         Exhibit 4 Securities Purchase Agreement, dated February 5, 2001, by and between Parent and Hearst.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 15, 2000              /s/ Douglas W. McCormick
                                      ----------------------------------------
                                      Douglas W. McCormick
                                      Chief Executive Officer